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DIRECT DIAL NUMBER 212-455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

February 10, 2010

VIA EDGAR

Re:	Graham Packaging Company Inc.

Registration Statement on Form S-1

File No.: 333-163956

Ms. Pamela Long

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Long and Mr. King:

We have revised Amendment No. 5 to the Registration Statement on Form S-1 of Graham Packaging Company Inc. (the “Company”), filed on February 4, 2010 (the “Registration Statement”), and are filing concurrently with this cover letter Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

Amendment No. 6 primarily reflects: (i) a revised price range of $10.00 to $11.00 per share of the Company’s common stock, par value $0.01, and (ii) elimination of the secondary offering.

Securities and Exchange Commission

February 10, 2010

Please call me at (212-455-2812) if you wish to discuss any of the changes reflected in Amendment No. 6.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes